EXHIBIT 99.1

SYSWIN INC.

ESTABLISHES SPECIAL COMMITTEE TO EVALUATE “GOING PRIVATE” PROPOSAL

BEIJING, CHINA — September 13, 2012 — SYSWIN Inc. (“SYSWIN” or the “Company”) (NYSE: SYSW), a leading primary real estate service provider in China, today announced that its board of directors (the “Board”) has established a special committee of independent directors (the “Special Committee”) to evaluate the going-private proposal from Mr. Liangsheng Chen (“Mr. Chen”), Chief Executive Officer, President and a director of the Company. As previously disclosed in the Company’s press release dated September 7, 2012, Mr. Chen proposed to acquire all of the outstanding shares of the Company not already owned by him and his affiliates in a going private transaction for US$0.50 per ordinary share and US$2.00 per American Depositary Share (“ADS”, each ADS representing 4 ordinary shares) in cash in a letter to the Board dated September 7, 2012. According to Mr. Chen, he plans to retain Wilson Sonsini Goodrich & Rosati, P.C. as his U.S. counsel in connection with this transaction.

The Special Committee plans to retain a financial advisor and legal counsel to assist in its work. No decision has been made by the Special Committee with respect to the Company’s response to Mr. Chen’s proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

ABOUT SYSWIN

The Company began focusing on providing primary real estate services since 2004 and believes it is a leading primary real estate service provider in China. The Company currently has operations in 28 cities throughout China. The Company primarily provides real estate sales agency services to property developers relating to new residential properties. Capitalizing on the experience and capabilities gained in Beijing, the Company focuses on providing tailored services to its key clients in a number of markets and has been successful in generating repeat business and increasing business volume. Of China’s top 30 developers (including those that do not use sales agency services), 15 are or have previously been clients of the Company. Clients of the Company include some of the most well-recognized national developers in China, including China Vanke, Poly Real Estate, CR Land, Agile Group and Guangzhou R&F Properties.

For investor and media enquiries, please contact:

Wen Fan
SYSWIN Inc.
T: +8610-8472-8783
E: ir@syswin.com